Redwood Mortgage Investors VIII
900 Veterans Blvd., Suite 500
Redwood City, CA 94063

September 8, 2010

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3010
Washington, DC  20549

Attention:  Jessica Barberich

           Re:    Redwood Mortgage Investors VIII, a California Limited Partnership
                     Form 10-K for the year ended December 31, 2009
                     File No. 0-27816

Dear Ms. Barberich:

Redwood Mortgage Investors VIII, a California limited partnership (“Redwood” or the “partnership”), submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated August 17, 2010.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with Redwood’s response.

Form 10-K for the year ended December 31, 2009

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, pages 21 to 23

1.             We note your response to prior comment 3. In your response, you have indicated to us that non-specific reserves taken on loans which are not fully collateralized, but performing, are not significant in comparison to the specific reserves provided on impaired loans. However, it appears that the reserves are significant within the context of the quantitative information in the next paragraph of your response which indicates that a significant portion of your allowance for loan loss balances was derived from these non-specific reserves. As such, we reissue a portion of our previous comment; please show us the disclosure you will include in future filings that will discuss the amount of non-specific reserves recorded for loans that were not considered individually impaired as well as how you determine   the  amount  of   these  reserves   specifically   discussing  how   you

incorporate general market trends. In responding to this comment, please also tell us the bad debt expense incurred for each reporting period related to these non-specific loans.

    Response:  In response to the Staff’s comment, we propose to include in future filings additional disclosures in the discussion of “Critical Accounting Policies – Allowance for Loan Losses” which will read substantially as follows (shown as bold, double-underlined changes below):

Allowance for loan losses

Loans and the related accrued interest and advances are analyzed on a periodic basis for ultimate recoverability.  Delinquencies are identified and followed as part of the loan system. Delinquencies are determined based upon contractual terms. For impaired loans, a provision is made for loan losses to adjust the allowance for loan losses to an amount considered by management to be adequate, with due consideration to collateral values, such that the net carrying amount (unpaid principal balance, plus advances, plus accrued interest less the specific allowance) is reduced to the present value of future cash flows discounted at the loan’s effective interest rate, or, if a loan is collateral dependent, to the estimated fair value of the related collateral net of any senior loans, which would include costs to sell in arriving at net realizable value if planned disposition of the asset securing a loan is by way of sale.

Loans that are determined not to be impaired are grouped by the property type of the underlying collateral, and for each loan and for the total by property type, the amount of protective equity or amount of exposure to loss (i.e., the dollar amount of the deficiency of the fair value of the underlying collateral to the loan balance) is computed. Based on its knowledge of the borrowers and their historical (and expected) performance, and the exposure to loss as indicated in the analysis, management estimates an appropriate reserve by property type for probable credit losses in the portfolio. Because the partnership is an asset-based lender and because specific regions, neighborhoods and even properties within the same neighborhoods, vary significantly as to real estate values and transaction activity, general market trends, which may be indicative of a change in the risk of a loss, are secondary to the condition of the property, the property type and the neighborhood/region in which the property is located, and do not enter substantially into the determination of the amount of the non-specific (i.e. general) reserves.

We supplementally advise the Staff that the amount of the general reserves for recent reporting periods was as follows: $8.469 million (September 30, 2009) $2.2 million (December 31, 2009); $4.202 million (March 31, 2010) and $3.649 million (June 30, 2010). The total amount of the allowance for loan losses over the same period was $33.071 million (September 30, 2009); $23.086 million (December 31, 2009); $22.904 million (March 31, 2010) and $34.818 million (June 30, 2010).

Consolidated Statements of Operation, page 43

2.                 We note your response to prior comment 5. Although you do not participate in traditional lending and deposit activities, you are a finance company with a material amount of lending and you should follow a “net interest income” presentation consistent with SAB 11K. Please also tell us how you considered the disclosures required by Industry Guide 3.

Response:  As a fund organized to engage in business as a mortgage lender, Redwood invests in mortgages and other liens on and interests in real estate for the purpose of providing individuals (including through their individual retirement accounts) an opportunity to invest, as limited partners, in a pool of mortgage loans secured by California real estate. As such, Redwood is not a finance company, which is usually more highly leveraged than is the partnership.

While Redwood participates in lending activities, its lending model involves making loans secured by real property where the underwriting process is primarily focused on determining whether the value of the collateral real property is sufficient, in and of itself, as a source of repayment. The loans invested in by the partnership are typically at a fixed rate, for a five year term, and require interest-only monthly payments. While Redwood is not a bank holding company, it complies with the loan-disclosure requirements of Industry Guide 3, to the extent relevant and applicable.

Generally, borrower payment defaults occur with higher frequency and cash flows are less predictable for this lending model (which is colloquially referred to as “hard money”) compared to the lending models typically utilized by banks, savings and loans and finance companies that give primary consideration and emphasis to borrower creditworthiness and projected cash flows. Accordingly, hard money lending is leveraged at substantially lower levels than would be a bank, a savings and loan, or a finance company. For these traditional lenders, managing deposits and debt are as much core elements of the management and business process as is lending, and the spread of interest income to interest expense is a fundamental determinant of profitability/performance. In contrast, for hard-money lenders such as Redwood, leverage and management of liabilities/debt is a secondary concern, and is regularly an enhancement of, but not fundamental to, management process and profitability. It could be asserted that unlike banks (and similar lenders), the hard-money lenders’ key metrics are the yield on the loan portfolio, charge-offs, and the return on partners’ capital. The metrics associated with net interest income are not fundamental to investors or to management.

Redwood has a bank line of credit to provide liquidity, and as a liquidity reserve, principally to service (and/or acquire) debt senior to the partnership’s loan in the event of a borrower default thereon. The line of credit is tied to a borrowing base comprised of performing loans (as defined in the line of credit agreement, and typically includes loans secured by qualifying real property – usually excluding land held for  development and  rehab and construction projects – that are no more than 60 days delinquent). In addition to the line of credit, the other interest-bearing liabilities are senior mortgages on the property assumed (or taken “subject to”) at the time of foreclosure or mortgages placed on the property subsequent to its acquisition by the partnership. This interest expense is not directly related to the lending activities which generate interest income, and we believe that segregating the interest on the portion of the line of credit financing loans from interest on the portion financing real estate owned would be arbitrary and confusing to investors. It should also be noted that compared to regulated financial institutions, hard money lenders, such as Redwood, are typically more patient holders of real property.

Redwood’s line of credit was not renewed by the banks when it matured on June 30, 2010, and in the opinion of management, it is unlikely that a similar line will be available for the foreseeable future. If and when such a line would become available again, it is likely to be at a substantially reduced level, further reducing leverage in the partnership.

For the reasons discussed above, Redwood respectfully submits that the presentation of “net interest income” is a requirement of Article 9 and Guide 3 that is directed toward operating entities engaged in both lending and deposit-gathering (and/or debt financing) at substantially higher leverage and more intricately involved in the traditional business model of managing deposits and debt rather than to more substantially capitalized funds such as Redwood. We respectfully submit that the current presentation of interest income in the revenue section (and not net of interest expense) is consistent with and reflective of the nature of the partnership’s business and of its management process.

Form 10-Q for the Quarter Ended September 30, 2009

Note 4 – Real Estate Held, page 13

3.                We note your response to prior comment 6. You state that the properties that are not in use as rental properties have a salvage value equal to cost and that as such, such properties cannot be depreciated. Based on the table however, it appears that you are depreciating those properties which were not under construction or major refurbishment projects. Please clarify. If you are depreciating such properties, please clarify how you have determined the appropriate amount of depreciation.
   Response:  We supplementally advise the Staff that it is correct in its observation that the properties that are not under construction or are not undergoing major refurbishment are being depreciated. It happens that, at the time of the information presented in the table, all of these other properties were being rented/leased. The depreciation is determined on the straight-line method over the estimated useful life. In the upcoming Form 10-Q for the 3rd quarter of 2010 and all future filings, we undertake to include additional disclosures in the REO note to the financial statement regarding the number and carrying value of properties rented, being rehabbed/under construction and idle.

4.                Furthermore, tell us how salvage value under your depreciation policies is affected when a property held for investment is converted into use as a rental property.
   Response:  We supplementally advise the Staff that properties classified as held for investment that are being rented have an estimated salvage value equal to ten percent of the cost, net of the land value. The age and construction of the property are considered when the salvage value is assigned to determine if the internally used guideline of ten percent is appropriate.

*  *  *  *  *

Redwood hereby acknowledges that:

•	The partnership is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this response, you may reach our outside counsel, Stephen Schrader of Baker & McKenzie LLP, at (415) 576-3028. Thank you for your assistance.

Sincerely,

/s/ Michael R. Burwell

Michael R. Burwell
President and Chief Financial Officer
of General Partners of Redwood
Mortgage Investors VIII
900 Veterans Blvd., Suite 500
Redwood City, CA  94063
Fax:  (650) 364-3978